

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2020

Chenxi Yu
Deputy Chief Financial Officer
TuanChe Ltd
9F, Ruihai Building, No. 21 Yangfangdian Road
Haidian District Beijing 100038
The People's Republic of China

> **Re: TuanChe Ltd**
> **Form 20-F the Fiscal Year Ended December 31, 2019**
> **Filed May 18, 2020**
> **File No. 1-38737**

Dear Mr. Yu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services